Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

September 12, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:	Wellgistics Health, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 29, 2025 File No. 333-288932

Dear Mr. Nalbantian:

This response letter (this “Response”) is submitted on behalf of Wellgistics Health, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Norton, dated September 10, 2025 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended, initially filed with the SEC on July 24, 2025. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 2”).

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 1 to Registration Statement

Prospectus Summary

Recent Developments

XRP Treasury Strategy, page 2

1.	We note your disclosure that you plan on launching a XRP Treasury Strategy, targeted for the third quarter of 2025. Please expand your disclosure to describe whether you will be relying on third-parties to hold XRP, and whether future XRP payments received in connection with your business operations will be considered part of your “XRP Treasury Strategy.” If not, please revise to state how you plan to treat the cryptocurrency received in connection with business operations differently, including, if applicable, how you plan on using digital assets to support your pharmacy customers. Lastly, please make corresponding changes to your Risk Factors, as appropriate.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the sections of the Registration Statement entitled “Prospectus Summary – Recent Developments – XRP Treasury Strategy,” “Prospectus Summary – Recent Developments – XRP Operational Strategy” and “Risk Factors” on pages 2 through 3 and 7 through 10 of Amendment No. 2.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

September 12, 2025

2.	Please update your disclosure here to provide a more comprehensive description of your XRP Treasury Strategy, including material provisions of the policies and arrangements governing your exchange of cash for XRP and/or other digital assets. Disclose whether you have policies governing the percentage of your treasury holdings that will be held as cryptocurrencies. To the extent that you have already purchased XRP, please revise to disclose your purchases to date.

Response: In response to the Staff’s comments, the Company has revised its disclosure in the section of the Registration Statement entitled “Prospectus Summary – Recent Developments” on pages 2 through 3 of Amendment No. 2. Additionally, the Company respectfully advises the Staff that its XRP Treasury Strategy is in its early stages, and it is still developing its policies and procedures relating to the use of XRP as a treasury reserve asset. The Company has revised its disclosures to clarify that it has not yet purchased XRP and its planned implementation timeline has shifted from the third quarter of 2025 to no earlier than the second quarter of 2026.

3.	Please identify the third-party advisors, if any, involved in the execution of your XRP Treasury Strategy, how you determined to retain or engage with them, and describe their various roles and material terms of your arrangements with them.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the XRP Treasury Strategy is in its early stages and the Company has not yet retained or engaged any third-party advisors in its execution of its XRP Treasury Strategy.

* * *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Brian Norton
Chief Executive Officer
Wellgistics Health, Inc.